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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.  1   )*
                                          ------

                             CHENIERE ENERGY, INC.
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                               (Name of Issuer)

                    COMMON STOCK, 0.003 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   16411R109
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                                (CUSIP Number)

         Monique Lang Arabella S.A. RCB49756, Rue Glesener Luxembourg
                                 41-12-67-4080
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 19, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
   box.    [  ]

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other persons to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (2-98)
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-----------------------------------
 CUSIP No.  16411R109
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   1.   Name Of Reporting Person
        S.S. Or I.R.S. Identification No. Of Above Person

        ARABELLA S.A.
--------------------------------------------------------------------------------

   2.   Check The Appropriate Box If A Member Of A Group*
        ------------------------------------------------------------------------
                 (a)    [  ]
        ------------------------------------------------------------------------
                 (b)    [  ]
--------------------------------------------------------------------------------
   3.   SEC Use Only:
--------------------------------------------------------------------------------
   4.   Source of Funds (See Instructions):  NOT APPLICABLE
--------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                                      [  ]
--------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization       LUXEMBOURG
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  NUMBER OF   7.  Sole Voting Power:       855,000 (warrants to purchase shares)
   SHARES    -------------------------------------------------------------------
BENEFICIALLY  8.  Shared Voting Power:           0
  OWNED BY   -------------------------------------------------------------------
    EACH      9.  Sole Dispositive Power:  855,000 (warrants to purchase shares)
  REPORTING  -------------------------------------------------------------------
 PERSON WITH  10. Shared Dispositive Power:      0

--------------------------------------------------------------------------------
  11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                  855,000 (warrants to purchase shares)
--------------------------------------------------------------------------------
  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [  ]
--------------------------------------------------------------------------------
  13.   Percent of Class Represented by Amount in Row (11): 1.95%
--------------------------------------------------------------------------------
  14.   Type of Reporting Person *     00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer
         -------------------

                        [No change from original filing]


Item 2.  Identity and Background
         -----------------------

                        [No change from original filing]


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                                 Not Applicable

Item 4.  Purpose of Transaction
         ----------------------


On September 19, 2000, Arabella S.A. agreed to transfer shares of Common Stock of the issuer to those transferees ("Transferees") and in the amounts set forth below. These transfers were made in exchange for cancellation of indebtedness. No affiliation exists between Arabella S.A. and any of the Transferees. No affiliation exists between any of the Transferees. Such transfers were made in the normal course of Arabella's business activities.


Transferees                               Shares Transferred
-----------                               ------------------

Deanmore Holdings Limited                      1,155,929

Dulverton Holdings Limited                      902,237

Silver Creek Investments, Ltd.                  576,000

Wallington Investment Holdings, Ltd.           1,106,434



None of the Transferees holds in excess of 5% of the outstanding Common Stock of the Issuer.



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Item 5.  Interest in Securities of the Issuer
         ------------------------------------

a. The aggregate number of shares of Common Stock that Arabella owns beneficially, pursuant to Rule 13d-3 of the Act, is 855,000 (all of which are shares subject to purchase upon exercise of warrants), which constitutes approximately 1.95% of the outstanding shares (including such 855,000 shares), based on 42,989,572 shares outstanding, as reported by Cheniere in its Report on Form DEFS14A Filed on September 18, 2000.


b. Arabella has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such 855,000 shares (all of which shares are subject to purchase upon exercise of warrants).


c. Except as set forth in item 4 above, neither Arabella nor, to the best knowledge of Arabella, the executive officers and directors of Arabella has effected any transactions in the shares in the past sixty (60) days.


d. Arabella affirms that no person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the shares owned by Arabella.


Item 6.  Contracts, Arrangements, Understandings or Relationships With
         --------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

                                      NONE


Item 7.  Material to be Filed as Exhibits
         --------------------------------

                                      NONE



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  ARABELLA, S.A.



Dated:  September 29, 2000        by:  Nuno Brandolini /s/
                                     ---------------------

                                  Name:  Nuno Brandolini

                                  Title: Director






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